Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands)

	Post-acquisition				Pre-acquisition
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	Year Ended December 31, 2004
Fixed Charges:
Interest expense	$31,210	$28,842	$29,964	$11,337	$25,169	$40,856
Capitalized interest	317	309	222	50	31	511
Fixed Charges	$31,527	$29,151	$30,186	$11,387	$25,200	$41,367

Earnings:
Add:
Income before income taxes	$35,097	$38,506	$43,929	$16,150	$12,477	$8,580
Fixed charges (calculated above)	31,527	29,151	30,186	11,387	25,200	41,367
Deduct:
Capitalized interest	(317)	(309)	(222)	(50)	(31)	(511)
Earnings	$66,307	$67,348	$73,893	$27,487	$37,646	$49,436

Ratio of Earnings to Fixed Charges[1]	2.10	2.31	2.45	2.41	1.49	1.20

 (1)

Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, “Earnings” is Income before income taxes plus Fixed Charges less Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.